Record Ownership and Voting Agreement

This Record Ownership and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties using the website www.netcapital.com (the "Portal"), by and among NetCapital Funding Portal Inc., a Delaware corporation ("NetCapital"), Cust Corp. a Delaware corporation (the "Record Owner"), and the undersigned investor ("Investor").

The Record Owner has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out, among other things, the terms under which the Record Owner will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement:

- "Account" means the account opened by the Record Owner and consisting of the beneficial interests in any Shares that were offered for sale by the Issuer on the Portal and purchased by Investor.
- "Account Balance" means, in relation to the Account, the number of Shares of each Issuer beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Escrow Agent" means Luminate Bank.
- "Fees" means the fees and charges referred to in clause 6.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- "Termination Date" means the date on which this Agreement is terminated by the Record Owner or by Investor as permitted hereunder.

- "Transfer Agent" means Equity Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the date referred to in clause 2.2 of this Agreement.

1.2. Headings

The headings in this Agreement do not affect its interpretation.

1.3. Singular and plural

References to the singular include the plural and vice versa.

2. Account

2.1. Opening Account

The Record Owner shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit of Shares is made into Investor's Account when the Escrow Agent sends payment funds to the Issuer or a seller of Shares, as the case may be, and the Record Owner receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when the Record Owner receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may log in.

3. Services of the Record Owner

3.1. General

Investor and the Record Owner understand and agree that the Record Owner will be the legal but not the beneficial owner of the Shares.

3.2. Ownership of Securities

The Record Owner will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Record Owner will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent. Investor shall be entitled to all proceeds of the sale of Shares, net of fees and commissions.

3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that the Record Owner shall vote Investor's Shares, in the event Investor's Shares contain voting rights, in a manner reasonably determined to be in the best interest of Investor.

3.4. Insurance

The Record Owner and Investor understand and agree that the Record Owner may maintain insurance in support of the Record Owner's obligations under this Agreement, including covering any loss of the Shares. In the event that the Record Owner elects to reduce, cancel or not to renew such insurance, the Record Owner may give Investor prior written notice as follows: in the case of a reduction, the Record Owner may endeavor to provide such notice at least 30 days prior to the effective date of the reduction; and in the event of a cancellation or expiration of the insurance without renewal, the Record Owner may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for the Record Owner's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

3.5. Notice of Changes

The Record Owner may notify Investor promptly in writing of the following: (i) the Record Owner receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) the Record Owner otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of the Record Owner's representations and warranties in clause 5 shall cease to be true and correct.

4. Obligations of the Portal

NetCapital shall notify or cause to be notified each Issuer of Shares of the identity of the Record Owner of the Shares of such Issuer.

5. Representations and Warranties

5.1. Investor's representations

Investor represents and warrants to us that:

a. Investor is the beneficial owner of the Shares;
b. Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
c. this Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the rules or any order, charge or agreement by which Investor is bound.

5.2. Record Owner's representations

Record Owner represents and warrants to Investor that:

a. this Agreement has been duly authorized, executed and delivered on Record Owner's behalf and constitutes Record Owner's legal, valid and binding obligation; and
b. the execution, delivery and performance of this Agreement by Record Owner does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained.

6. Fees and Expenses

6.1. Fees

Record Owner's fees will be paid in accordance with the fee agreement that has been executed by the Portal. There are no fees payable by the Investor.

7. Scope of Responsibility

7.1. Exclusion of liability

Record Owner may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct resultof any gross negligence, fraud or willful misconduct on the Record Owner's part in the performance of the Record Owner's duties, and in which case the Record Owner's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

7.2. Force majeure

Neither the Record Owner nor any of the Record Owner's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism, pandemic or other circumstances beyond the Record Owner's control, the Record Owner is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly the Record Owner does not do that thing or does that thing at a later time than would otherwise be required.

7.3. Exculpation in respect of offer document

Record Owner and its officers, directors, employees, agents and sub-custodians shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than Record Owner.

8. Termination

8.1. Method

Record Owner may terminate this Agreement by giving not less than 60 Business Days' prior written notice to Investor and the Portal, provided that the Record Owner may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 5.1(a)-(c) become untrue. Clauses 7, 8.2 and 10 shall survive termination of thisAgreement.

Investor may terminate this Agreement by giving not less than 60 Business Days' prior written notice to the Record Owner and the Portal in the event that the Record Owner is found, in a final determination not subject to appeal, to have committed an act of gross negligence or willful misconduct in respect of its duties as Record Owner hereunder.

8.2. Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

8.3. Website

Effective upon the Termination Date, Investor's use of the Website will automatically be terminated and Investor will be permitted no further access to the Website until Investor has purchased other Shares.

9. Notices and Record-Keeping

9.1. Form

A notice or other communication given to Investor under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

9.2. Method of transmission

Any notice or other communication required to be in writing may be delivered by email, receipt confirmed, to the Portal or the Record Owner at the following email addresses:

If to the Record Owner:

Cust Corp.
info@custcorp.com

If to the Portal:

Netcapital Funding Portal Inc
paul@netcapital.com

10. General

10.1. No advice

Record Owner's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking the Record Owner to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and the Record Owner shall not owe to Investor any duty to exercise any judgment on

Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

10.2. Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unlessthe Record Owner otherwise agrees in writing. Record Owner may assign this agreement to a successor record owner.

10.3. Amendments

Any amendment to this Agreement must be agreed in writing and be signed by all parties hereto. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

10.4. Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

10.5. Entire agreement

This document represents the entire agreement, and supersedes any previous agreements among the parties relating to the subject matter of this Agreement.

10.6. Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

10.7. Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

10.8. Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles. The parties agree that the United States District Court for the Delaware shall have sole and exclusive jurisdiction to determine any issues arising under this Agreement, and all Parties to this Agreement agree to submit to personal jurisdiction in Wilmington, Delaware, for the purpose of resolving any issue arising under or related to this Agreement.

Last updated June 7, 2023

AMENDMENT NO. 1 TO
ASSET PURCHASE AND SERVICES AGREEMENT

This Amendment No. 1 (this "Amendment") to the Asset Purchase and Services Agreement is entered into as of April 1, 2025, by and between Towncloud, Inc., a company organized and existing under the laws of the State of Florida (hereinafter referred to as "Towncloud Fl" or the "Buyer"), and Towncloud, Inc., a company organized and existing under the laws of the State of Colorado (hereinafter referred to as "Towncloud Co," the "Seller").

WHEREAS, the parties entered into that certain Asset Purchase and Services Agreement dated as of April 1, 2025 (the "Agreement"), pursuant to which Seller agreed to sell, convey, assign, transfer, and deliver to Buyer all of Seller's right, title, and interest in and to 100% of all of Seller's Assets; and

WHEREAS, TOWNCLOUD FL was created with a multi-tiered capital formation plan that was intended to provide growth capital for operating and expanding the business as well as to support costs related to the intended Regulation A public filing; and

WHEREAS, these capital formation tiers are as follows: (1) Seed Capital; (2) Regulation Crowdfunding Round; (3) Regulation D (Rule 506(c)); and (4) Regulation A (initial public offering); and

WHEREAS, tiers 1 through 3 were anticipated to raise between $1,000,000 and $2,000,000 in 2025 while concurrent work was being performed on tier 4 with the intent of a public offering launch in the first quarter of 2026; and

WHEREAS, due to uncertainty about the capital formation plan and timing and amount of funds to be raised prior to the Regulation A offering, the parties have determined it necessary and appropriate to amend the Agreement to make the transfer of Assets contingent upon TOWNCLOUD FL raising sufficient capital; and

WHEREAS, the parties desire to maintain TOWNCLOUD FL as a clean shell company with audited financials while TOWNCLOUD CO continues to operate the business until such time as the capital raise milestone is achieved; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendments to the Agreement

1.1 Amendment to Section 1 (Assets to be Sold). Section 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

Assets to be Sold

Pursuant to the terms and conditions of this Agreement, as amended, Seller hereby agrees to sell, convey, assign, transfer, and deliver to Buyer, and Buyer hereby agrees to purchase from Seller, all of Seller's right, title, and interest in and to 100% of all of Seller's Assets, including all cash, contract rights, equipment, inventory, fixtures, goodwill, trade secrets, trademarks, customer lists, accounts receivable, intellectual property and any other tangible or intangible Assets, wherever located, subject to the following conditions:

(a) **Contingency Upon Capital Raise.** The transfer of the Assets from Seller to Buyer shall be contingent upon and shall not occur unless and until Buyer has raised and received aggregate gross proceeds of at least Ten Million Dollars ($10,000,000) in capital through equity financing, debt financing, or a combination thereof, as deposited and available in Buyer's bank account(s) (the "Capital Raise Milestone"). For purposes of clarity, the Capital Raise Milestone shall include all capital raised by Buyer from any source, including but not limited to the Seed Capital, Regulation Crowdfunding, Regulation D, Regulation A, or any other capital raising activities.

(b) **Purchase Price.** The purchase price for the Assets shall be determined by mutual agreement of the parties at such time as the Capital Raise Milestone has been achieved. The parties agree to negotiate the purchase price in good faith based on the then-current fair market value of the Assets.

(c) **Closing Upon Achievement of Milestone.** Upon achievement of the Capital Raise Milestone, Buyer shall provide written notice to Seller within five (5) business days. The closing of the asset transfer (the "Asset Transfer Closing") shall occur within ten (10) days following Buyer's notice to Seller of achievement of the Capital Raise Milestone, or at such other time as the parties may mutually agree in writing.

(d) **Closing Deliverables.** At the Asset Transfer Closing, the parties shall execute such bills of sale, assignments, assumptions, and other documents as may be reasonably necessary to effectuate the transfer of the Assets from Seller to Buyer and to document the agreed-upon purchase price and terms of payment.

1.2 Amendment to Section 6 (Services Agreement). Section 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

Interim Operations and Asset Retention

The Parties acknowledge and agree that, notwithstanding the execution of this Agreement as of April 1, 2025, the transfer of Assets from Seller to Buyer shall not occur until the Capital Raise Milestone set forth in Section 1 has been achieved and the Asset Transfer Closing has occurred. During the period from the date of this Agreement until the Asset Transfer Closing (the "Interim Period"), the following provisions shall apply:

(a) **Retention of Assets and Operations.** During the Interim Period, Seller shall retain full ownership, possession, and control of all Assets, and shall continue to operate the business in the ordinary course. Seller shall continue to service all customer contracts, develop and enhance products and intellectual property, hire and manage employees, collect all accounts receivable, pay all business expenses and liabilities, and conduct all other necessary business operations.

(b) **Revenue and Intellectual Property.** During the Interim Period, all revenues, profits, income, and proceeds generated from the business and Assets shall belong exclusively to Seller. All intellectual property, products, enhancements, modifications, developments, trade secrets, customer relationships, and other assets created, developed, or acquired during the Interim Period shall be and remain the sole and exclusive property of Seller, and shall be included in the Assets to be transferred to Buyer upon achievement of the Capital Raise Milestone and completion of the Asset Transfer Closing.

(c) **Buyer's Status.** During the Interim Period, Buyer shall maintain its status as a clean shell company with no material assets or operations other than those necessary for its capital raising activities and corporate administration. Buyer shall maintain audited financial statements as required for its intended capital raising activities and Regulation A public offering.

(d) **No Services Agreement.** The parties acknowledge and agree that Seller is not acting as a service provider or agent on behalf of Buyer during the Interim Period, but rather is operating the business for its own account and benefit pending satisfaction of the conditions to the asset transfer.

(e) **Cooperation.** During the Interim Period, Seller agrees to reasonably cooperate with Buyer in connection with Buyer's capital raising activities, including providing financial information, business information, and other materials as may be reasonably requested by Buyer or its representatives, advisors, or potential investors, subject to appropriate confidentiality protections.

2. Ratification

Except as expressly amended by this Amendment, all terms, conditions, and provisions of the Agreement shall remain in full force and effect and are hereby ratified and confirmed in all respects. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.

3. Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than those of the State of Florida.

4. Counterparts

This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Amendment and of signature pages by facsimile, electronic mail in ".pdf" format, or any other electronic means that reproduces an image of the actual executed signature page shall be effective as the delivery of manually executed counterparts of this Amendment.

5. Entire Agreement

The Agreement, as amended by this Amendment, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, between the Parties with respect to such subject matter.

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to the Asset Purchase and Services Agreement to be executed by their duly authorized representatives as of the date first above written.

BUYER:

Towncloud, Inc. (Florida)

By: _____

Name: Dennis Harward

Title: President

Date: April 1, 2025

SELLER:

Towncloud, Inc. (Colorado)

By: _____

Name: Dennis Harward

Title:

Date: April 1, 2025